COPY

PROMISSORY NOTE

DUE: JANUARY 2, 2008

FOR VALUE RECEIVED the undersigned hereby acknowledges itself indebted and promises to pay on JANUARY 2, 2008 to, or to the order of, BARRY SIMONS (the "**Holder**") at such place in Toronto, Ontario as the Holder may direct in writing, the sum of **THREE HUNDRED THOUSAND DOLLARS** in lawful money of Canada without interest;

The undersigned hereby waives notice of default, presentment for payment, notice of dishonour, protest and notice of protest.

This promissory note shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

DATED the 11 day of October, 2007.

SIGNED, SEALED AND DELIVERED

CANCABLE XL INC.

Per: [signature] c/s

Sayan Navaratnam

I have authority to bind the Corporation.

W:\DATA\Parvez\Cancable\XL Digital Acquisition\Closing Documents\Promissory Note.doc